UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10017

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒      Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Paranovus Entertainment Technology Ltd. (the “Company”) held an extraordinary meeting of shareholders (“EGM”) at 10:00 a.m. ET on April 28, 2026 at its principal executive offices in 250 Park Avenue, 7th Floor, New York, NY 10017. Shareholders of Class A and Class B ordinary shares voted by proxy or at the meeting. There were shareholders of 67.12% out of a total votes of 1,024,784 Class A ordinary shares (representing 1,024,784 votes) and 23,846 Class B ordinary shares (representing 1,907,680 votes) and therefore constituting a quorum of more than one third of the shares outstanding and entitled to vote at the meeting as of the record date of April 7, 2026. Each Class A ordinary share is entitled to one (1) vote, and each Class B ordinary share is entitled to eighty (80) votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.

as an ordinary resolution to increase the share capital of the Company from:

US$3,400.50 divided into 279,166,666 Class A ordinary shares of US$0.000012 par value each and 4,166,666 Class B ordinary shares of a par value of US $0.000012 each, and 41,666 preferred shares of a par value of US $0.000012 each, to:

US$601,200.50 divided into 50,000,000,000 Class A ordinary shares of US$0.000012 par value each and 100,000,000 Class B ordinary shares of a par value of US $0.000012 each, and 41,666 preferred shares of a par value of US $0.000012 each, by creating additional 49,720,833,334 Class A ordinary shares, each with a par value of US $0.000012 and additional 95,833,334 Class B ordinary shares, each with a par value of US $0.000012 (the “Capital Increase” and such proposal, the “Capital Increase Proposal”)

For	Against	Abstain
1,951,328	15,122	1,893

Accordingly, the Capital Increase Proposal has been approved.

2.

that as a special resolution to approve and adopt of the seventh amended and restated memorandum and articles of association (the “Seventh M&A”) in the form as attached to the proxy statement as Appendix A to reflect, inter alia, the Capital Increase and the Action by Written Resolutions of Members (as defined below), in substitution for the Sixth M&A. (the “Amendment to the Sixth M&A” and such proposal, the “Amended M&A Proposal”)

For	Against	Abstain
1,952,870	12,737	2,736

Accordingly, the Amended M&A Proposal has been approved.

3.

as an ordinary resolution:

(a) that the Company effect one or more reverse share splits of its authorized, issued and outstanding share capital by way of consolidation (the “Share Consolidations”), such that the number of authorized, issued and outstanding shares is decreased by the applicable ratio and the par value of each authorized, issued and outstanding ordinary share is increased by the same ratio, as applicable, with each Share Consolidation to be effected at such time or times, and at a precise consolidation ratio or ratios, in each case as determined by the board of directors (the “Board”) in its absolute discretion within two (2) years following the date of the 2026 Extraordinary Meeting, provided that the cumulative consolidation ratio for all such Share Consolidations shall not exceed 1:5,000 in the aggregate (the “Consolidation Ratio Cap”).

(b) no fractional ordinary shares of the Company be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional ordinary share upon a Share Consolidation, the total number of ordinary shares to be received by such shareholder be rounded up to the next whole ordinary shares.

(c) the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine, at any time within two (2) years following the date of the 2026 Extraordinary Meeting and subject to the Consolidation Ratio Cap, the exact consolidation ratio and effective date of each such Share Consolidation; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the 2026 Extraordinary Meeting.

(d) if and when deemed advisable by the Board in its sole discretion, any director or officer of the Company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidation(s) (the “Share Consolidation Proposal”).

For	Against	Abstain
1,950,281	15,683	2,379

Accordingly, the Share Consolidation Proposal has been approved.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Ltd.

Date: April 29, 2026	By:	/s/ Xiaoyue Zhang
Xiaoyue Zhang Chief Executive Officer

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